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                                        Filed by FirstCity Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.


                                Subject Company: FirstCity Financial Corporation
                                                   Commission File No. 033-19694


On December 16, 2002, FirstCity Financial Corporation issued the following press release:

contact: Suzy W. Taylor
         (866) 652-1810


            FIRSTCITY FINANCIAL SUCCESSFULLY COMPLETES EXCHANGE OFFER
                    AND CLOSES RECAPITALIZATION TRANSACTIONS

         WACO, TEXAS, DECEMBER 16, 2002...FirstCity Financial Corporation (Nasdaq: FCFC) today announced that it has accepted all of the shares of its New Preferred Stock that were tendered by holders of those shares prior to the expiration of its exchange offer at 12:00 midnight (New York City time) on Friday, December 13, 2002. A total of 1,092,210 shares were tendered (including 200 shares subject to guaranteed delivery), constituting approximately 89.3% (assuming satisfaction of all guaranteed deliveries) of the outstanding shares of New Preferred Stock. Holders of 859,242 shares of New Preferred Stock elected to receive two shares of FirstCity common stock for each share of New Preferred Stock and cash totaling $10.00, and holders of 232,968 shares of New Preferred Stock elected to receive three shares of FirstCity common stock and cash totaling $8.00 for each share of New Preferred Stock.

FirstCity closed the transactions contemplated by the recapitalization, of which the exchange offer was part, on December 16, 2002. A copy of pro forma financial statements setting forth the effect of the recapitalization, including the exchange offer, using financial information of FirstCity for the quarter ended September 30, 2002 is attached.

James T. Sartain, CEO of FirstCity said, "The completion of this recapitalization places FirstCity on firmer financial ground, with increased liquidity to pursue the opportunities that exist today in the company's main business line - the distressed asset business. With the success of the exchange offer and the additional financing provided to the company by its senior lenders, FirstCity can now focus on its most important goal - the enhancement of shareholder value attained as we return the company to profitability."

The board of directors of FirstCity believes that the recapitalization has:

         o provided additional financing to FirstCity, enhance FirstCity's liquidity and permitted it to pursue the acquisition of additional Portfolio Assets,

         o enhanced FirstCity's financial position through the refinancing of FirstCity's debt facilities with BoS(USA) and Bank of Scotland,

         o increased the equity of FirstCity through the substantial reduction of the number of outstanding shares of New Preferred Stock, including accrued dividends, from FirstCity's financial statements and the release of FirstCity's guaranty of Drive's indebtedness to BoS(USA),

         o resulted in the release by BoS(USA) of its option to acquire a warrant to purchase 1,975,000 shares of non-voting Common Stock,



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         o        substantially reduced the aggregate amount of FirstCity's
                  obligation to redeem the New Preferred Stock at maturity and permitted existing holders of the New Preferred Stock the opportunity to participate in the future growth of FirstCity through ownership of Common Stock,

         o aligned the interests of the management of FirstCity Holdings (the "FCHC Group") more closely with those of the holders of Common Stock of FirstCity and permitted FirstCity to retain all of the returns associated with FirstCity Holdings, and

         o        preserved the NOLs of FirstCity.

As described above, in connection with the recapitalization, BoS(USA) and Bank of Scotland (the "Senior Lenders") have refinanced the remainder of FirstCity's debt facilities with the Senior Lenders. Simultaneously with the closing of the exchange offer and the other transactions contemplated by the recapitalization, FirstCity and the Senior Lenders have entered into a loan agreement that refinances FirstCity's current financings with the Senior Lenders. The Senior Lenders have also provided new financing to FirstCity, with a total commitment by Bank of Scotland of up to $59 million, consisting of (a) a $5 million revolving credit loan and (b) an acquisition term loan in an amount up to $54 million. The aggregate amount of outstanding loans under the total commitment by the Senior Lenders for the refinancing and the new financing at any time may not exceed $77 million.

Materials regarding the exchange offer have been mailed to holders of New Preferred Stock. FirstCity has filed a tender offer statement and other related documents with the Securities and Exchange Commission concerning the exchange offer. Copies of the exchange offer materials may be obtained either from Suzy Taylor, by calling her toll free at (866) 652-1810, or from the SEC's website, www.sec.gov. HOLDERS OF NEW PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed recapitalization and future performance, may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the consummation of the exchange offer and the other transactions of the recapitalization; the effects of the exchange offer and the recapitalization in general; the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values;



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capital markets conditions, including the markets for asset-backed securities;
risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001, as well as in FirstCity's other filings with the SEC, including the registration statement described above. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common stock (FCFC) is listed on the Nasdaq National Market System.



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            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL DATA


The unaudited pro forma consolidated condensed financial data are derived from the application of pro forma adjustments to major categories of FirstCity's consolidated financial statements as of September 30, 2002 and the quarter then ended to illustrate the effect of the recapitalization, including the exchange offer. The recapitalization consists of the following items:

         o a non-recourse loan in the amount of $16 million by BoS(USA) to FirstCity, secured by (among other things) a 20% interest in Drive, which will provide the cash portion of the consideration of the exchange offer,

         o        the exchange offer,

         o the use of the remainder of the cash proceeds from the $16 million loan by BoS(USA) described above to reduce FirstCity's debt owed to Bank of Scotland,

         o FirstCity's payment of an arrangement fee to BoS(USA). The arrangement fee will be equal to 20% of all amounts more than $16 million that are paid to FirstCity from

                  o any sale or other disposition of FirstCity's interest in Drive, and

                  o all dividends and other distributions paid by Drive or its general partner on FirstCity's interest in Drive,

         o FirstCity's purchase of the 20% interest in FirstCity's indirect subsidiary, FirstCity Holdings Corporation, held by certain members of the FCHC Group,

         o the refinancing of the remainder of FirstCity's debt facilities with the Senior Lenders,

         o Bank of Scotland's providing new financing to FirstCity, with a total commitment by Bank of Scotland of up to $59 million, consisting of (a) a $5 million revolving credit loan and (b) an acquisition term loan in an amount up to $54 million; however, the total commitment by the Senior Lenders for the refinancing and the new financing will not exceed $77 million,

         o the release of FirstCity from its guaranty of $4 million of Drive's indebtedness to BoS(USA), which will result in FirstCity's recognition of a deferred gain in the amount of $4 million, and

         o the cancellation of BoS(USA)'s existing option to acquire a warrant to purchase 1,975,000 shares of FirstCity's non-voting Common Stock.

The pro forma adjustments are described in the accompanying notes and are based upon available information that FirstCity believes is reasonable. These tables do not present all of FirstCity's financial information.

The pro forma data assume the effect of the recapitalization, including the exchange offer, assuming 1,092,210 outstanding shares of New Preferred Stock were tendered and accepted, and that 232,968 holders elected to receive, for each share of New Preferred Stock, $8.00 cash and three shares of Common Stock and 859,242 holders elected to receive, for each share of New Preferred Stock, $10.00 cash and two shares of Common Stock.



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The unaudited pro forma consolidated condensed financial data do not purport to be indicative of what FirstCity's operations would have been had the exchange offer taken place on the dates indicated. This information should be read together with FirstCity's consolidated financial statements and the notes thereto and the other information that FirstCity has filed with the SEC.




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                         FIRSTCITY FINANCIAL CORPORATION
      PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AT SEPTEMBER 30, 2002
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                             Pro Forma Adjustments
                                                   -----------   --------------------------------------------       -----------
                                                   Historical        (A)               (B)          OTHER            Pro Forma
                                                   -----------   -----------       -----------    -----------       -----------
Assets
Cash and equivalents ............................. $     8,260   $    16,000       $   (16,000)   $    (1,400)(F)   $     2,942
                                                                                                         (425)(E)
                                                                                                       (3,493)(G)
Portfolio Assets, net ............................      10,492                                                           10,492
Loan receivables, net ............................      21,080                                                           21,080
Equity investments ...............................      52,543                                                           52,543
Deferred tax benefit, net ........................      20,101                                                           20,101
Service fees receivable from affiliates ..........       2,341                                                            2,341
Other assets, net ................................       8,026                                             34 (E)         8,260
                                                                                                        1,400 (F)
                                                                                                       (1,200)(F)
Net assets of discontinued operations ............       9,793                                                            9,793
                                                   -----------   -----------       -----------    -----------       -----------
 Total Assets .................................... $   132,636   $    16,000       $   (16,000)   $    (5,084)      $   127,552
                                                   ===========   ===========       ===========    ===========       ===========

Liabilities
Convertible note payable ......................... $        --   $        --       $        --    $ 12,000 (D)      $    12,000
Notes payable management .........................          --                                      1,290 (E)             1,290
Notes payable affiliates .........................      84,190        16,000            (5,544)       (12,000)(D)

Notes payable ....................................                                                     (3,493)(G)        79,153
                                                         2,280                                                            2,280
Other Liabilities ................................      13,878                                         (4,000)(C)         7,797
                                                                                                       (2,081)(E)
                                                   -----------   -----------       -----------    -----------       -----------
                                                       100,348        16,000            (5,544)        (8,284)          102,520
                                                   -----------   -----------       -----------    -----------       -----------

Redeemable preferred stock .......................      34,027            --           (30,391)            --             3,636
Shareholders' Equity
Common Stock .....................................          84                              24              4 (E)           112
Paid in capital ..................................      79,645                           2,393            396 (E)        82,434
Accumulated deficit ..............................     (84,123)                         17,518          4,000 (C)
                                                                                                       (1,200)(F)       (63,805)
Accumulated other comprehensive income ...........       2,655                                                            2,655
                                                   -----------   -----------       -----------    -----------       -----------
Total Shareholders' Equity (Deficit) .............      (1,739)           --            19,935          3,200            21,396
                                                   -----------   -----------       -----------    -----------       -----------

Total Liabilities, Redeemable Preferred Stock
                                                   -----------   -----------       -----------    -----------       -----------
and Shareholders' Equity ......................... $   132,636   $    16,000       $   (16,000)   $    (5,084)      $   127,552
                                                   ===========   ===========       ===========    ===========       ===========

Book value per share                                    (0.21)                                                             1.91

Shares outstanding                                      8,377                                                            11,194





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(A)      Record $16 million term loan secured by 20% interest in Drive.

(B) To record completion of tender offer for 89.31% of New Preferred Stock assumes 232,968 shares exchanged for $8 and 3 shares = 698,904 shares issued and $1.9 million in cash, plus 859,242 shares exchanged for $10 and 2 shares =1,718,484 shares issued and $8.6 million and pay down of debt by $5.5 million.

(C) Record remaining deferred gain of $4.0 million as a result of the release by BoS(USA) of FirstCity's guaranty of term loan.

(D)      Record issuance of subordinated debt in the amount of $12.0 million.

(E) Issue 400,000 shares of common stock with a par value of $0.01 to the FCHC Group at $1.00 as a part of the repurchase agreement of the 20% interest in FirstCity Holdings and record $396 thousand of additional paid-in capital related to the issuance of 400,000 shares of common stock. Record payment of $425 thousand to FCHC Group that represents the cash portion of the purchase price of the 20% interest in FirstCity Holdings. Record note payable to FCHC Group due as part of the repurchase agreement of the 20% interest in FirstCity Holdings for $1.265 million. Record goodwill in the amount of $34 thousand ($1,290+$400+425-$2,081) related to the repurchase of the 20% minority interest in FirstCity Holdings. Additionally, remove the book value of the 20% minority interest in FirstCity Holdings in the amount of $2.1 million.

(F) Record payment and capitalization of additional costs related to the new loan agreements of $1.4 million and charge $1.2 million of costs related to the exchange offer previously paid to equity at closing.

(G) Record paydown of debt owed to the Senior Lenders in the amount of $3.5 million in accordance with the loan agreements with the Senior Lenders.

NOTE: The pro formas do not reflect the arrangement fee (as discussed in the terms of the loan), as no liability has been incurred as the value of FirstCity's 20% ownership of Drive does not exceed $16 million. At such time as the value of FirstCity's 20% ownership of Drive does exceed $16 million, a liability in the amount of 20% of the excess value will be recorded and amortized into interest expense using the interest method over the remaining life of the loan.




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